Exhibit 99.5

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, October 20, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING

If you would like to attend the Class A Meeting to be held on October 21, 2026 at 10:30PM Hong Kong Time (October 21, 2026 at 10:30AM U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting), please register via the link below:

https://meeting.vstocktransfer.com/GRANDEOCT26CLASSA

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Class A Meeting - Grande Group Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. RESOLVED THAT: The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof any share in distribution by way of dividend paid by the Company and in the distribution of the surplus assets of the Company on its liquidation (the "Variation of Rights of Class B Shares").	☐	☐	☐
2. RESOLVED THAT: The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands.	☐	☐	☐
3. RESOLVED THAT: Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________________	______________________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

GRANDE GROUP LIMITED Class A Meeting October 21, 2026 To Register for the Virtual Meeting, Please Visit: https://meeting.vstocktransfer.com/GRANDEOCT26CLASSA DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS undersigned hereby acknowledges receipt of the Notice of Class A Meeting and the Proxy Statement, and revokes all The proxies. The undersigned hereby appoints Ms. Yujie CHEN, or failing her, the Chairperson of the meeting of holders prior our Class A Ordinary Shares (the "Class A Meeting"), with full power of substitution, as proxy to represent the of virtually and to vote all Class A ordinary shares of Grande Group Limited (the "Company") that the undersigned would be entitled to vote if personally present at the Class A Meeting (or any adjournment or postponement undersigned to be held on October 21, 2026 at 10:30 p.m. Hong Kong time (October 21, 2026 at 10:30 a.m. U.S. Eastern thereof) Time). proxy is authorized to vote on the matters set forth in the Proxy Statement, a copy of which has been received The the undersigned. Each Class A ordinary share is entitled to one vote. The proxy is further authorized to vote, in by their discretion, on any other business that may properly come before the meeting. Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Grande Group Limited in mailing materials, you Electronic consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for can delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronic electronically in future years. Email Address: _________________________________________________________________ PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and To be Signed on Reverse Side)